UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GOLD HILLS MINING, LTD.

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(Name of Issuer)

Common Stock

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(Title of Class of Securities)

38061A 103

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(CUSIP Number)

Tumlins Trade Inc.

Trident Chambers, P.O. Box 146

Road Town, Tortola D8

Attn: Walter Schumacher

Telephone: 011 41 43 210 2323

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(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 21, 2012

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(Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38061A 103

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(1) Names of reporting persons.

Tumlins Trade Inc.

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(2) Check the appropriate box if a member of a group (see instructions)

(a) ☐                (b) ☐

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(3) SEC use only.

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(4) Source of funds (see instructions).

OO

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(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐

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(6) Citizenship or place of organization.

British Virgin Islands

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(7) Sole voting power: 1,639,972

(8) Shared voting power: 0

(9) Sole dispositive power: 1,639,972

(10) Shared dispositive power: 0

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(11) Aggregate amount beneficially owned by each reporting person.

1,639,972

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(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions). 

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(13) Percent of class represented by amount in Row (11).

4.8%

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(14) Type of reporting person (see instructions).

CO

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* Calculated on the basis of 34,206,313 issued and outstanding shares of the Issuer as of May 15, 2013 reported on a Quarterly Report on Form 10-Q filed by the Issuer with the Commission on May 15, 2013.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.00001 per share (the “Common Stock”) of Gold Hills Mining, Ltd., a Nevada corporation (the “Issuer”).  The Issuer’s principal executive office is located at 100 Wall Street, 10th Floor, New York, NY 10005.

Item 2. Identity and Background.

(a) The name of the Reporting Person is Tumlins Trade Inc.

(b) Business Address:

Tumlins Trade Inc.

Trident Chambers, P.O. Box 146

Road Town, Tortola D8

Attn: Walter Schumacher

(c) Principal Occupation:

Tumlins Trade Inc. is an investment company.

(d) None of the entities or individuals identified in Item 2(a) of this Statement have, during the five years prior to the date hereof, been convicted in a criminal proceedings (excluding traffic violations or similar minor violations).

(e) None of the entities or individuals identified in Item 2(a) of this Statement have, during the five years prior to the date hereof, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

 (f) Citizenship/Jurisdiction of Organization:

Tumlins Trade Inc. is incorporated in British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration.

On December 21, 2012, the Issuer entered into an agreement with Tumlins Trade Inc. pursuant to which certain amounts owed by the Issuer to Tumlins Trade Inc. were converted into restricted shares of the Issuer’s common stock.  The Issuer previously issued two Promissory Notes to Tumlins Trade Inc., dated as of April 3, 2012 and November 14, 2012, pursuant to which the Issuer owed principle in the amount of $500,000 and interest totaling $15,154.11 (collectively, the “Loans”).   The principle and interest of the Loans totaling $515,154.11 were converted into 20,606,164 restricted shares of the Issuer’s common stock, par value $.00001 per share.  The Loans were converted into shares of the Issuer’s common stock, at a conversion price equal to 50% of the 20 day average closing price of the Issuer’s common stock as of December 18, 2012, which is equal to $0.025 per share.   As of December 21, 2012, these shares constituted 55.3% of the Issuer’s 37,229,555 issued and outstanding shares. On February 19, 2013, the Issuer effected a reverse stock split pursuant to which each one hundred shares of the Issuer’s common stock issued and outstanding immediately prior to the record date were automatically converted into one share of the Issuer’s common stock. Following such reverse stock split, Tumlins Trade Inc. owned 206,062 of the Issuers’ common stock.  On February 21, 2013, the Issuer entered into agreements with Tumlins Trade Inc. pursuant to which debts owed by the Issuer to Tumlins Trade Inc. totaling $143,391, were converted into 1,433,910 shares of the Issuer’s common stock, at a conversion price of $.10 per share.  $43,000 of this amount was assigned to Tumlins Trade Inc. by CRG Finance AG, a creditor of the Issuer. In consideration for the assignment of such debt, Tumlins Trade Inc. has entered into a note with CRG Finance AG, pursuant to which Tumlins Trade Inc. has agreed to pay CRG Finance AG principal in the amount of $43,000 plus interest at an annual rate of 7.5%. Such principal and interest shall be due on thirty days notice following the first anniversary of the date of the note. As of the date of this Schedule 13D, Tumlins Trade Inc. owns 1,639,972 shares of the Issuer’s common stock, representing 4.8% of the Issuer’s issued and outstanding common stock.

Item 4. Purpose of Transaction.

Except as otherwise set forth above, no Reporting Person has any present plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) Name	Shares Beneficially Owned	Percentage*

Tumlins Trade Inc.	1,639,972	4.8%

(b) Name	Shares

Tumlins Trade Inc.	1,639,972

* Calculated on the basis of 34,206,313 issued and outstanding shares of the Issuer as of May 15, 2013 reported on a Quarterly Report on Form 10-Q filed by the Issuer with the Commission on May 15, 2013.

(c) N/A

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Promissory Note from Tumlins Trade Inc. to CRG Finance AG in the amount of $43,000, dated as of February 18, 2013.

[Signature Page Follows]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2013

Tumlins Trade Inc.

By: /s/ Walter Schumacher

        Name:    Walter Schumacher

        Title:       Director